1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

January 28, 2014

FILED AS EDGAR CORRESPONDENCE

Mr. Patrick Scott, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                             Post-Effective Amendment for SEI Institutional Managed Trust (File Nos. 033-09504 and 811-04878)

Dear Mr. Scott:

On behalf of our client, SEI Institutional Managed Trust (the “Trust” or “SIMT”), this letter responds to the comments you provided via telephone on January 9, 2014, regarding the Trust’s post-effective amendment No. 90 under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 92, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on November 27, 2013 pursuant to Rule 485(a) under the 1933 Act, solely with respect to the Real Return Fund and the Multi-Asset Inflation Managed Fund (each a “Fund” and together the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Headings indicate the Fund or Funds to which your comment applied.

Real Return Fund

1.                                      Comment.             The Fund’s principal investment strategies disclosure indicates that the Fund may “on a limited basis” invest in futures contracts for risk management, speculative or hedging purposes.  Please provide the Staff with a percentage of the Fund’s assets that could be invested in futures contracts as a parameter.  If investments in futures contracts are expected to represent a small portion of the Fund’s assets, please consider moving this disclosure and corresponding risk disclosure to a more appropriate section of the registration statement.

Response.              SEI Investments Management Corporation (“SIMC”), which acts as investment adviser to the Fund, does not expect the Fund to invest more than 5% of the current value of the Fund’s portfolio in futures contracts.  Accordingly, we have moved this portion of the Fund’s investment strategy and related risk disclosure out of the summary section of the prospectus.  If SIMC’s expectation of the Fund’s use of futures contracts changes, this disclosure may be added back to the summary section of the prospectus if determined to be appropriate.

2.                                      Comment.             Please consider removing or relocating the following sentence from the Fund’s principal investment strategy, as this does not appear to be a description of an investment strategy: “Although the Real Return Fund is able to use a multi-manager approach under the general supervision of SEI Investments Management Corporation (SIMC or the Adviser) whereby Fund assets would be allocated among multiple sub-advisers (each, a Sub-Adviser and collectively, the Sub-Advisers), the Real Return Fund’s assets currently are managed directly by SIMC.”

Response.              It is a common practice of SIMC to disclose in a fund’s principal investment strategies, if applicable, that the fund uses a multi-manager approach under the general supervision of SIMC, allocating its assets among one or more sub-advisers that use different investment strategies.  Similarly, we believe that SIMC’s direct management of the Fund’s assets warrants disclosure in the Fund’s principal investment strategies, particularly because most series of the Trust differ from the Fund in that they employ a multi-manager approach.  Accordingly, we have determined not to remove this disclosure in response to your comment, but we have relocated it so that it appears toward the end of the principal investment strategies and is less emphasized.

3.                                      Comment.             Because this prospectus includes only a single fund, please remove the sentence following the portfolio manager table that refers to the below page for additional information, in accordance with General Instruction C(3)(c)(iii) to Form N-1A.

Response.              We confirm that this language will be modified appropriately in the effective prospectus, which will include other series of the Trust.

4.                                      Comment.             The disclosure in the “Global Asset Allocation” section of the prospectus indicates that the Fund may have extremely volatile returns.  Please consider adding volatility risk to the principal risk disclosure, to the extent applicable.

Response.              In response to your comment we have reviewed the Trust’s current risk disclosure and determined that volatility risk is already sufficiently addressed throughout the prospectus in the context of other risk disclosures so that the addition of a separate “volatility risk” would be redundant and could be confusing to prospective investors.

Real Return Fund and Multi-Asset Inflation Managed Fund

5.                                      Comment.             With respect to the Global Asset Allocation disclosure, it appears that the Funds are managed with an eye toward a larger investment strategy.  Accordingly, please consider including a principal risk that discusses whether investors who are not part of this larger investment strategy may not receive the full benefits of an investment in the Fund or may otherwise be subject to certain risk.  Also, consider whether this larger strategy should be disclosed in the principal investment strategies.

Response.              In response to your comment, we have reviewed each Fund’s current disclosure and determined that it sufficiently describes each Fund’s investment strategies and related risks.  As noted in the referenced section, although the Funds may be utilized in global asset allocation strategies (“Strategies”) for certain clients, each Fund nevertheless has its own “distinct risk and reward characteristics, investment objective, policies and strategies.”  An investor is not required to participate in a Strategy to obtain the distinct benefits of an individual Fund and clients may desire an allocation to a Fund that differs from a Strategy.  Nevertheless, to better highlight the possible impact of such Strategies on a Fund, we have moved a portion of the current disclosure to the “More Information About Risks” section of the prospectus as follows:

Reallocation Risk — In addition to managing the Funds, SIMC constructs and maintains global asset allocation strategies (Strategies) for certain clients, and the Funds are designed in part to implement those Strategies.  Within the Strategies, SIMC periodically adjusts the target allocations among the Funds to ensure that the appropriate mix of assets is in place. SIMC also may create new Strategies that reflect significant changes in allocation among the Funds. Because a large portion of the assets in the Funds may be composed of investors in Strategies controlled or influenced by SIMC, this reallocation activity could result in significant purchase or redemption activity in the Funds. While reallocations are intended to benefit investors that invest in the Funds through the Strategies, they could in certain cases have a detrimental effect on Funds that are being materially reallocated, including by increasing portfolio turnover (and related transactions costs), disrupting portfolio management strategy, and causing a Fund to incur taxable gains. SIMC seeks to manage the impact to the Funds resulting from reallocations in the Strategies.

6.                                      Comment.             Please provide all missing or blank information in the final prospectus and statement of additional information.

Response.              We confirm that all missing or blank information will be provided in the effective prospectus and statement of additional information.

Multi-Asset Inflation Managed Fund

7.                                      Comment.             Please provide the Staff with additional information about the Fund’s subsidiary, including the name of the subsidiary, its corporate form, and the Fund’s relationship to the subsidiary’s corporate structure.

Response.              The Fund’s subsidiary is named “Inflation Commodity Strategy Subsidiary, Ltd.”  The subsidiary is wholly-owned and controlled by the Fund and is organized under the laws of the Cayman Islands as an exempt limited company.  The inception date of the subsidiary is April 9, 2012.  The subsidiary has its own board of directors that is responsible for overseeing its operations.  The Fund’s board of directors has oversight responsibility for the investment activities of the Fund, including its investment in the subsidiary, and the Fund’s role as the sole shareholder of the subsidiary.

The Fund may invest up to 25% of its total assets in the subsidiary.  No other fund may invest in assets of the subsidiary.  As of September 30, 2013, the Fund had invested approximately $117 million of its assets in the subsidiary, which represented approximately 15.3% of the Fund’s total net assets at that time.  Financial information regarding the subsidiary has been consolidated with financial information regarding the Fund in the Trust’s annual report. Accordingly, additional information about the subsidiary can be found in the Trust’s annual report.

8.                                      Comment.             For clarity, please consider aggregating the Fund’s and the subsidiary’s fees in the table of annual fund operating expenses and include an explanatory footnote, as is done with master-feeder funds.

Response.              The Fund’s current annual fund operating expenses table was previously discussed with the SEC Staff at the time the Trust’s registration statement was in the process of being amended to reflect the launch of the Fund’s wholly-owned subsidiary.  At that time, the Staff requested that the Fund include the operating expenses of the subsidiary in such a way that Fund and subsidiary expenses were clearly distinguishable.  In the interest of consistency with prior disclosure provided to prospective investors, we wish to retain the Fund’s annual fund operating expenses table as-is.

9.                                      Comment.             Please revise the other expense line items in the Fund’s fee table so that there are no more than three sub-captions, as required by Form N-1A.

Response.              The Fund currently includes three sub-captions of its other expenses: “dividend and interest expense on securities sold short,” “interest expenses on reverse repurchase agreements,” and “remainder of other expenses.”  In addition, “other expenses of the subsidiary” (with no sub-captions) is included as a line item in the Fund’s fee table.  We believe this presentation of the Fund’s annual fund operating expenses is consistent with prior requests of the SEC Staff and accordingly we wish to retain it as-is.  However, we have implemented certain changes to the spacing of the fee table to make the sub-caption items more comprehendible.

10.                               Comment.             Please supplement the short sales risk disclosure in the principal risks section to include a statement about the potential unlimited risk of investing in short sales.

Response.              In response to your request, we have supplemented the disclosure accordingly.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien